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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -------------------------

                                    FORM 11-K

                 [ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2001

                                       OR

                 [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934


                                 TXU ENSAVE PLAN

                           Commission File No. 1-3183

                            -------------------------


                                    TXU CORP.

              Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)






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


                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

FINANCIAL STATEMENTS

     The following statements are furnished for the Plan:

         Statements of Net Assets Available for Benefits
           December 31, 2001 and 2000.....................................    3

         Statements of Changes in Net Assets Available for Benefits
           for the Years Ended December 31, 2001 and 2000.................    4

         Notes to Financial Statements....................................    5

INDEPENDENT AUDITORS' REPORT..............................................   11

SIGNATURE.................................................................   12

EXHIBITS

     The following exhibit is filed herewith:

         Independent Auditors' Consent....................................   13

                                TXU ENSAVE PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                           DECEMBER 31,
                                                  ----------------------------
                                                       2001            2000
                                                       ----            ----
ASSETS

   Cash and short-term investments..............  $          _    $    348,906
   Investments-- at fair value..................             _      68,387,683
   Investment in participant loans receivable...             _       1,190,977
   Dividends and interest receivable............             _           8,445
                                                  ------------    ------------
                  Total assets..................             _      69,936,011
                                                  ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS...............  $         --  $   69,936,011
                                                  ============  ==============










See Notes to Financial Statements.

                                 TXU ENSAVE PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                              2001            2000
                                                              ----            ----

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR....  $69,936,011      $66,878,085
                                                          -----------      -----------

ADDITIONS:

     Investment Income-- Interest and dividends.........    2,243,062        2,097,263
                                                           ----------    -------------

     Contributions:
       Participants' payroll deductions.................    4,413,887        4,460,346
       Employer's matching contributions................    1,606,399        1,625,096
       Other contributions..............................       35,345          337,942
                                                            ---------   --------------

          Total contributions...........................    6,055,631        6,423,384
                                                           ----------    -------------

     Net unrealized and realized appreciation
       (depreciation) in fair value of investments......   (4,331,394)       2,371,151
                                                           ----------    -------------

          Total additions...............................    3,967,299       10,891,798
                                                           ----------     ------------

DEDUCTIONS:

     Distributions to withdrawing participants..........   (4,161,484)      (7,918,332)
                                                           ----------    -------------

TRANSFER BETWEEN FUNDS-- NET............................       99,965              --
                                                           ----------    -------------

OTHER ACTIVITY..........................................          --            84,460
                                                            ---------    -------------

          Net additions (deductions)....................      (94,220)       3,057,926
                                                           ----------    -------------

TRANSFER OF NET ASSETS TO TXU THRIFT
     PLAN-DECEMBER 31, 2001 ............................  (69,841,791)             --
                                                          -----------    -------------


NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR..........  $       --       $69,936,011
                                                          ===========    =============





See Notes to Financial Statements

                                 TXU ENSAVE PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

       General - Effective December 31, 2001, the TXU ENSAVE Plan ("the Plan") was merged into the TXU Thrift Plan. The following net assets were transferred into the TXU Thrift Plan from the TXU ENSAVE Plan effective December 31, 2001:

          Cash and short-term investments.................  $     382,830
          Investments - at fair value.....................     67,834,125
          Investment in participant loans receivable......      1,307,912
          Dividends and interest receivable...............        307,798
          Other receivables...............................          9,126
                                                             ------------
                   Net assets available for benefits......    $69,841,791
                                                             ============

       At the time of the merger, certain provisions affecting Plan participants were changed. The provisions of the merged plan are reflected in the December 31, 2001 TXU Thrift Plan Form 11-K. The information below pertains to the Plan as it existed in 2001, prior to the merger with the TXU Thrift Plan.

       The Plan was a participant-directed defined contribution combination employee stock ownership and profit sharing plan under Sections 401(a), 401(k), 401(m) and 4975(e)(7) of the Internal Revenue Code ("the Code"). The Plan was subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       In August 1997, ENSERCH Corporation ("ENSERCH") became a wholly-owned subsidiary of TXU Corp. (formerly Texas Utilities Company) (the "1997 Merger"). In June 1999, ENSERCH Corporation's name was changed to TXU Gas Company ("TXU Gas").

       The following description is provided for general information only and reflects the terms and provisions of the Plan prior to the merger with the TXU Thrift Plan on December 31, 2001.

       The Plan was established by ENSERCH and its divisions and participating subsidiary companies to encourage and assist employees in establishing an individual savings and investment program. A committee appointed by the TXU Corp. Board of Directors was responsible for the general administration, management and operation of the Plan. Effective January 1, 2001, Dreyfus Retirement Services, now called Mellon HR Solutions, became record keeper of the Plan, and Mellon Bank, N.A. became the trustee of the Plan.

       The Plan included ten funds:

o    Common Stock of TXU Corp. - invested exclusively in common stock of TXU
     Corp.;

o Common Stock of Enserch Exploration, Inc. (EEX) - invested exclusively in common stock of EEX;

o Interest Income Fund - invested in fixed-rate contracts with insurance companies and other financial institutions;

o Bond Index Fund - purchased units in the Vanguard Total Bond Market Index Fund, Institutional shares;

o Balanced Fund - purchased units in the Dreyfus Premier Balanced Fund, R Class, which consists primarily of investments in equity securities, fixed income securities and money market obligations;

o Equity Income Fund - purchased units in the Fidelity Equity Income Fund, consists primarily of income-producing equity securities;

o Equity Index Fund - purchased units in the Vanguard Institutional Index Fund, which consists primarily of common stocks included in the Standard & Poor's 500 Index;


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


o Equity Growth Fund - purchased units in the American Express AXP New Dimensions Fund (Class Y), which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities and futures transactions;

o Equity International Fund - purchased units in the American Aadvantage International Equity Fund, Institutional Class, which invests primarily in equity securities of foreign issuers; and

o Equity Small Company Fund - purchased units in the MSIF Trust Small Cap Value Portfolio, which invests primarily in equity securities issued by companies with market capitalization within the range of the Frank Russell 2000 Index.

       Eligibility and Participation - Participation by eligible employees was voluntary. All salaried employees of TXU Gas and its participating subsidiaries who were on the TXU Gas payroll for the last payroll period of 1997 were eligible to participate in the Plan, and those participating remained eligible while employed by an affiliate of TXU Corp.

       Under the Plan, except as limited by law, participating employees were allowed to invest, through pretax salary deferrals or aftertax payroll deductions each payroll period, a specified amount ranging from 1% to 6% of regular salary or wages (Basic Employee Savings). Participants electing the maximum Basic Employee Savings investment were allowed to also invest, through Elective Deferrals or Payroll Deductions each payroll period, an additional 1% to 10% of regular salary or wages (Supplemental Employee Savings).

       Employer Matching Contributions - Through December 31, 2001, matching contributions to participant accounts by the Employer-corporations were made based on the participants' Basic Employee Savings and years of service as follows:

           Less than 10 years.............................40%
           10 years but less than 25 years................50%
           25 years or more...............................60%

       Employees were 100% vested in the matching contributions. Employer matching contributions amounts contributed to the Plan prior to the 1997 Merger were invested at the participant's direction, in any of the Plan's investment options. Subsequent to the 1997 Merger, all employer matching contributions were in TXU Corp. common stock.

       Eligible employees were allowed to rollover to the Plan distributions received from other qualified retirement plans. Individual Retirement Account ("IRA") distributions were not eligible for rollover into the Plan.

       Investment of Funds - All assets of the Plan were held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant were maintained by the Trustee. The Trustee provided a summary of financial performance by investment fund directly to Plan participants.

       Unit Values - Participants did not have beneficial ownership in specific securities or other assets in the various funds other than the common stock of TXU Corp. and EEX, but had an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund were converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account was charged or credited with the number of units properly attributable to the participant.

       Withdrawal from the Plan - Withdrawals from the Plan were governed by applicable Internal Revenue Service ("IRS") regulations and provisions of ERISA. Penalties may have applied in certain instances.

       Employees were allowed to make full withdrawals from their employer matching accounts at any time and for any reason. Employees were also allowed to make partial or full withdrawals from their rollover and aftertax accounts at any time and for any reason. Employees were allowed to make withdrawals from pretax accounts after meeting certain qualifications as defined by the IRS based on certain hardship rules.

       A participant who terminated employment and had an account balance of more than $5,000 was allowed to retain the funds in the Plan or withdraw them at any time. Participants who terminated with balances equal to or less than $5,000 were required to receive a distribution after termination. To avoid taxation, the taxable portion was usually allowed to be rolled into an IRA or a qualified retirement plan sponsored by another employer.

       The IRS has established rules that governed distributions from the Plan after the participant had attained 70 1/2 years of age.

       Unclaimed Terminated Participants' Accounts - The plan had a segregated account of amounts payable to terminated participants of the former Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administrators have been unable to locate for more than one year from the date of termination. Included in net assets transferred to the TXU Thrift Plan at December 31, 2001 and in net assets available for benefits as of December 31, 2000, were $945,078 and $951,695 respectively, of TRASOP unclaimed terminated participants' benefits. As of December 31, 2001 and 2000, there was $386,771 and $349,161 respectively, invested in the Mellon Bank Cash Management Fund during 2001 and the Chase Bank Short Term Investment Fund during 2000, representing unclaimed dividends payable to terminated participants of the TRASOP. The Plan remained contingently liable to terminated participants for unclaimed cash and shares.

       Federal Income Taxes - The Company was advised by the IRS that the Plan met the requirements of Section 401(a) of the Code as to form; that the Trust established thereunder was exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan were allowable federal income tax deductions to the Corporation subject to the conditions and limitations of Section 404 of the Code.

       Based on the Code and regulations issued pursuant thereto:

       (a) Employer contributions under the Plan, and dividends, interest and other income from Trust assets were not taxable to the participant when received by the Trustee and credited to the participant's account.

       (b) Employee aftertax contributions were not deductible on the participant's federal income tax return.

       (c) Only pretax contributions could reduce a participant's gross compensation as reported on Form W-2 and were not taxable to the participant when received by the Trustee and credited to the participant's account.

       (d) A total withdrawal generally resulted in taxable income to the participant equal to the gross distribution less any aftertax employee contribution. However, if the total withdrawal met the lump sum distribution requirement of the Code, (i) any net unrealized appreciation in the value of distributable Common Stock from the time of distribution was tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition was treated as short-term or long-term capital gain depending on the period the participant holds such stock and (iii) the taxable amount may have been eligible for the special forward averaging provisions of the Code.

2.  SUMMARY OF ACCOUNTING POLICIES

       Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

       Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilized various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

       Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Investments in common stock are valued at their quoted market value. Investments in mutual funds are valued at quoted net asset value of the respective funds reflecting the closing sales price of the underlying securities. Security transactions are recorded on the trade date.

       Expenses - All charges and expenses incurred in the administration of the Plan and fees and expenses of the Trustee were paid by TXU Gas.

       New Accounting Pronouncements - On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of derivatives in the balance sheet and the measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded in earnings, unless (i) the normal purchase or sale exception or (ii) hedge accounting is elected. The Plan had no derivative financial instruments at December 31, 2001. Adoption of SFAS No. 133 did not affect the Plan's statements of net assets or changes in net assets.

3.  INVESTMENTS

       The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2000:

                                                                    DECEMBER 31,
                                                                        2000
                                                                    ------------

       TXU Corp. Common Stock Fund, 483,318 shares...............   $21,417,034*

       American Express AXP New Dimensions Fund (Y-Class),
          553,522 units..........................................    16,085,362

       Vanguard Institutional Index Fund, 82,092 units...........     9,910,166

       Dreyfus Premier Balanced Fund (R-Class), 423,515 units....     6,174,854

       Fidelity Equity Income Fund, 80,462 units.................     4,299,094

       Vanguard Total Bond Market Index Fund, 220,654 units......     2,197,216

       Dreyus-Certus Stable Value Fund, 4,666,609 units..........     4,666,609

                        ____________________

       *Nonparticipant-directed

       During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated
(depreciated) in value as follows:

                                                     2001            2000
                                                     ----            ----

       Mutual funds........................     $(4,742,083)      $(2,898,909)
       Common stock........................         410,689         5,270,060
                                              -------------      ------------
                                                $(4,331,394)      $ 2,371,151
                                                ===========       ===========

4.  NONPARTICIPANT- DIRECTED INVESTMENTS

             Information about the net assets at December 31, 2000 and the significant components of the changes in net assets for the years ended December 31, 2001 and 2000 relating to the nonparticipant-directed investment are as follows:

                                              DECEMBER 31,
                                                  2000
                                              ------------

Net Assets:
     Common stock of TXU Corp..............   $21,417,034

                                                       YEAR ENDED
                                                       DECEMBER 31,
                                               ------------------------
                                                 2001            2000
                                                 ----            ----
Changes in Net Assets:
     Contributions.........................    $2,306,294    $2,306,944
     Dividends.............................     1,509,533     1,062,882
     Net appreciation (depreciation).......     1,524,450     4,408,240
Benefits paid to participants..............    (1,743,028)   (1,388,165)
Transfers between funds-- net..............      (473,420)     (212,401)
Other activity.............................      (378,268)       (2,606)
                                             ------------ -------------
                                               $2,745,561    $6,174,894
                                             ============ =============

5.  PARTICIPANT LOANS

       Participants were allowed to borrow up to 50% of the market value of their pre-tax employee contribution account and any rollover account; however, the loan was not allowed to exceed $50,000 less the maximum outstanding loan balance in the previous one year period. The interest rate on the loan was equal to the prime interest rate of the Trustee that was in effect on the date the loan was made. The interest rate on loans outstanding at the end of the year ranged from 6.75% to 11.5%. Loans were funded by withdrawals from the Participant's investment accounts. The maximum term of a loan was not allowed to exceed 5 years or, if earlier, severance from service, except mortgage loans were allowed to have a maximum term of 15 years or, if earlier, severance from service. A participant was allowed to have a maximum of two concurrent loans. Loans were allowed to be repaid in full at any time.

INDEPENDENT AUDITORS' REPORT

TXU THRIFT PLAN COMMITTEE
TXU ENSAVE PLAN:

We have audited the accompanying statements of net assets available for benefits of the TXU ENSAVE Plan ("the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, effective December 31, 2001, the Plan was merged into the TXU Thrift Plan.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
July 5, 2002

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the TXU Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  TXU ENSAVE PLAN



                                        By      /s/ Robert L. Turpin
                                          ---------------------------------
                                       Robert L. Turpin, Assistant Secretary
                                             TXU Thrift Plan Committee

July 15, 2002